                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             U.S. HOME CORPORATION
         ----------------------------------------------------------------
                                (NAME OF ISSUER)


                        PREFERRED STOCK, PAR VALUE $.10
         ----------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   911920205
         ----------------------------------------------------------------
                                 (CUSIP Number)


Henry K. Jordan                             with a copy to:
Chief Financial Officer                     Paul Bernstein, Esq.
The Foothill Group, Inc.                    Riordan & McKinzie
11111 Santa Monica Blvd., Suite 1500        300 South Grand Avenue
Los Angeles, California 90025               Los Angeles, California 90071
(310) 996-7000                              (213) 629-4824
- ---------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)



                                OCTOBER 13, 1993
         -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 15 pages.

                                  SCHEDULE 13D


 CUSIP No.        911920205                                   Page 2 of 15 Pages
           -----------------------                                 -    --

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     The Foothill Group, Inc.
     94-1663353
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

- --------------------------------------------------------------------------------
   NUMBER OF             7    SOLE VOTING POWER

     SHARES                   -0-
                        -------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                        -------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
                        -------------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER

      WITH                   -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, HC

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        911920205                                   Page 3 of 15 Pages
           -----------------------                                 -    --

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Foothill Capital Corporation
     95-2689288
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

- --------------------------------------------------------------------------------
   NUMBER OF             7    SOLE VOTING POWER

     SHARES                   -0-
                        -------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                        -------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
                        -------------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER

      WITH                   -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        911920205                                   Page 4 of 15 Pages
           -----------------------                                 -    --

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Foothill Partners, L.P., a Delaware Limited Partnership
     95-4291521
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

- --------------------------------------------------------------------------------
   NUMBER OF             7    SOLE VOTING POWER

     SHARES                   -0-
                        -------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                        -------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
                        -------------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER

      WITH                   -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        911920205                                   Page 5 of 15 Pages
           -----------------------                                 -    --

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Don L. Gevirtz

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

- --------------------------------------------------------------------------------
   NUMBER OF             7    SOLE VOTING POWER

     SHARES                   -0-
                        -------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                        -------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
                        -------------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER

      WITH                   -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        911920205                                   Page 6 of 15 Pages
           -----------------------                                 -    --

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     John F. Nickoll

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

- --------------------------------------------------------------------------------
   NUMBER OF             7    SOLE VOTING POWER

     SHARES                   -0-
                        -------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                        -------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
                        -------------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER

      WITH                   -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        911920205                                   Page 7 of 15 Pages
           -----------------------                                 -    --

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Dennis R. Ascher

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

- --------------------------------------------------------------------------------
   NUMBER OF             7    SOLE VOTING POWER

     SHARES                   -0-
                        -------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                        -------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
                        -------------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER

      WITH                   -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        911920205                                   Page 8 of 15 Pages
           -----------------------                                 -    --

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey T. Nikora

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

- --------------------------------------------------------------------------------
   NUMBER OF             7    SOLE VOTING POWER

     SHARES                   -0-
                        -------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                        -------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
                        -------------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER

      WITH                   -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                 The Statement on Schedule 13D, dated June 21, 1993 relating to the preferred stock, $.10 par value per share, CUSIP No. 911920205 (the "Preferred Stock"), of U.S. Home Corporation, a Delaware corporation (the "Issuer"), and filed by The Foothill Group, Inc., a Delaware corporation ("Group"), Foothill Capital Corporation, a California corporation ("Capital"), Foothill Partners, L.P., a Delaware limited partnership ("Partners"), Don L. Gevirtz, John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners") (Group, Fund, Capital, Partners and the Managing General Partners are collectively referred to hereinafter as the "Filing Persons") is amended and restated as follows:

Item 1.    Security and Issuer.

                 This Schedule 13D relates to the Preferred Stock. The Issuer has its principal executive offices at 1800 West Loop South, Houston, Texas 77027.

Item 2.    Identity and Background.

                 This Schedule 13D is filed on behalf of the Filing Persons. Group and the Managing General Partners are the general partners of Partners. Capital is a wholly-owned subsidiary of Group.

                 Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Group and the Managing General Partners may be deemed to own beneficially the shares of Preferred Stock owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to shares of Preferred Stock held or acquired by Partners.

                 Also under the Beneficial Owner Definition, Group may be deemed to own beneficially the shares of Preferred Stock owned by Capital by virtue of the fact that Group, as the parent of Capital, has voting or dispositive power with respect to shares of Common Stock held by Capital.

                 Group has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

                 Capital has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal





                              Page 9 of 15 pages.

business of Capital is to engage in asset-based financing to  businesses.

                 Partners has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Partners is to engage in the business of investment in various financial assets.

                 Each of the Managing Partners has his principal business address and his principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of each Managing Partner is to engage in the business of investment in various financial assets.

                 The names of the directors and executive officers of Group and Capital, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:

THE FOOTHILL GROUP, INC.

                                                              Principal
      Name                  Business Address                  Occupation
      ----                  ----------------                  ----------
  Don L. Gevirtz         11111 Santa Monica Blvd.        Chief Executive Officer
                         Suite 1500                      and Chairman of the
                         Los Angeles, CA  90025          Board

  John F. Nickoll        11111 Santa Monica Blvd.        President, Vice
                         Suite 1500                      Chairman of the Board,
                         Los Angeles, CA  90025          Co-Chief Executive
                                                         Officer, Chief
                                                         Operating Officer
                                                         and Director

  David C. Hilton        11111 Santa Monica Blvd.        Executive Vice
                         Suite 1500                      President
                         Los Angeles, CA  90025

  Peter E. Schwab        11111 Santa Monica Blvd.        Executive Vice
                         Suite 1500                      President
                         Los Angeles, CA  90025




                              Page 10 of 15 pages.

  Henry K. Jordan        11111 Santa Monica Blvd.      Senior Vice President,
                         Suite 1500                    Chief Financial Officer
                         Los Angeles, CA  90025        and Corporate Secretary

  Steven L. Volla        American Healthcare
                         Management, Inc.              Director; Chairman of
                         660 American Avenue           the Board and Chief
                         Suite 200                     Executive Officer
                         King of Prussia, PA 19406

  Warren Bennis, Ph.D.   USC School of Business        Director; Professor
                         Administration
                         300-A Bridge Hall 901
                         Exposition Blvd.  Los
                         Angeles, CA  90089

  Arthur Malin, M.D.     606 No. Foothill Road         Director; Professor
                         Beverly Hills, CA  90201

  Jeffrey A. Lipkin      Recovery Equity               Director; General
                         Partners, L.P.                Partner
                         901 Marina Island Blvd.
                         Suite 555
                         San Mateo, CA 94404

  Joseph J. Finn-Egan    Recovery Equity               Director; General
                         Partners, L.P.                Partner
                         901 Marina Island Blvd.
                         Suite 555
                         San Mateo, CA 94404

FOOTHILL CAPITAL CORPORATION

                                                           Principal
       Name                  Business Address              Occupation
       ----                  ----------------              ----------
  John F. Nickoll        11111 Santa Monica Blvd.      Chairman of the Board
                         Suite 1500                    and Director
                         Los Angeles, CA 90025

  Don L. Gevirtz         11111 Santa Monica Blvd.      Vice President
                         Suite 1500
                         Los Angeles, CA 90025

  Peter E. Schwab        11111 Santa Monica Blvd.      President




                              Page 11 of 15 pages.

                      Suite 1500                  Chief Operating
                      Los Angeles, CA 90025       Officer and Director

David C. Hilton       11111 Santa Monica Blvd.    Executive Vice
                      Suite 1500                  President, Chief
                      Los Angeles, CA 90025       Financial Officer,
                                                  Chief Credit Officer
                                                  and Director

Henry K. Jordan       11111 Santa Monica Blvd.    Senior Vice President/
                      Suite 1500                  Finance and Corporate
                      Los Angeles, CA 90025       Secretary

Ellyn Norwood         11111 Santa Monica Blvd.    Senior Vice President/
                      Suite 1500                  Human Resources
                      Los Angeles, CA 90025

                 The names of the Managing General Partners, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:



    Name                  Business Address           Principal Occupation
    ----                  ----------------           --------------------
Don L. Gevirtz        11111 Santa Monica Blvd.    Chief Executive Officer and
                      Suite 1500                  Chairman of the Board of
                      Los Angeles, CA 90025       Group

John F. Nickoll       11111 Santa Monica Blvd.    President, Co-Chief
                      Suite 1500                  Executive Officer, and
                      Los Angeles, CA 90025       Director of Group

Dennis R. Ascher      11111 Santa Monica Blvd.    Vice President of Group
                      Suite 1500
                      Los Angeles, CA 90025

Jeffrey T. Nikora     11111 Santa Monica Blvd.    Vice President of Group
                      Suite 1500
                      Los Angeles, CA 90025



                             Page 12 of 15 pages.

                 During the last five years, to the knowledge of the Filing Persons, neither any of the Filing Persons nor any of the above-named directors or executive officers of Group or Capital has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Filing Persons, all of Group's and Capital's directors and executive officers and all of the Managing General Partners are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

                 Capital received Preferred Stock in satisfaction of the claims that Capital held against the Issuer in a voluntary Chapter 11 proceeding filed on April 15, 1991, by the Issuer in the United States Bankruptcy Court for the Southern District of New York. (Case Nos. 91B11625-91B11678 re: U.S. Home Corporation). In this bankruptcy proceeding, a plan was approved on May 24, 1993 (the "Bankruptcy Plan"), pursuant to which claims against the Issuer in the amount of $162,514,466.50 resulting from that certain unsecured credit agreement by and among the Issuer and a group of 17 lenders, including Capital, (the "Old Credit Agreement"), were satisfied by the distribution of cash and certain equity securities of the Issuer (the "Distribution"). As a result of the Distribution, Capital received $7,543,905.97 in cash, 149,464 shares of Preferred Stock and 142,714 shares of common stock, $.01 par value per share (the "Common Stock"), of the Issuer. Capital subsequently distributed $5,657,929.48 in cash, 112,098 shares of Preferred Stock and 107,036 shares of Common Stock to Partners.

                 Prior to the Distribution, Capital was a lender pursuant to the Old Credit Agreement, and, pursuant to the Bankruptcy Plan, Capital's allowed claim equaled $11,517,527.85 ($427,275.71 of which represents accrued but unpaid interest and $56,696.63 of which represents fees).

                 Subsequent to the Distribution, each of Capital and Partners sold on the open market in a series of transactions ending on October 13, 1993 all of the shares of Preferred Stock that it has owned. These sales of Preferred Stock occurred at prices ranging from $24.19 per share to $26.19 per share.

Item 4.     Purpose of Transaction.

                 The Filing Persons have disposed of all of their shares of Preferred Stock in sales on the open market.





                              Page 13 of 15 pages.

Item 5.     Interest in Securities of The Issuer.

                 (a) As of the date of their execution hereof, each of the Filing Persons was the direct owner of -0- shares of Preferred Stock.

                 (b) As of the date of their execution hereof, each of the Filing Persons had the sole or shared power to vote or dispose of -0- shares of Preferred Stock.

                 (c) Each of Capital and Partners disposed of all of the shares of Preferred Stock that it owned in a series of sales on the open market commencing on August 26, 1993 and ending on October 13, 1993. These sales of Preferred Stock occurred at prices ranging from $24.19 per share to $26.19 per share.

                 (d)      Not applicable.

                 (e) On October 13, 1993, the Filing Persons ceased to be the beneficial owners of more than five percent of the Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Group and the Managing General Partners are the general partners of Partners under an Amended and Restated Agreement of Limited Partnership, dated as of October 10, 1990, as amended (the "Partners Agreement"). The Partners Agreement provides for the formation of Partners as a partnership to invest the funds of the partnership primarily in bank debt of companies which are involved in reorganization or are experiencing financial distress. The general partners of Partners have certain rights to receive the proceeds of the sales of securities, including the Preferred Stock of the Issuer, if any, in accordance with the Partners Agreement.

                 Group, Capital, Partners and the Managing General Partners have executed a joint reporting agreement (the "Joint Reporting Agreement") dated June 21, 1993, which was attached to the Initial Filing as Exhibit 1 thereto and is incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Item 7.     Material to be Filed as Exhibits.

                 The Joint Reporting Agreement is incorporated herein by reference.





                              Page 14 of 15 pages.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 1994
                                        THE FOOTHILL GROUP, INC.

                                        By:   /s/     Dennis R. Ascher
                                              ---------------------------------
                                        Name:     Dennis R. Ascher
                                        Title:    Vice President


                                        FOOTHILL CAPITAL CORPORATION

                                        By:   /s/     Dennis R. Ascher
                                              ---------------------------------
                                        Name:     Dennis R. Ascher
                                        Title:    Vice President


                                        FOOTHILL PARTNERS, L.P.
                                        a Delaware Limited Partnership

                                        By:   The Foothill Group, Inc.,
                                              General Partner

                                        By:   /s/     Dennis R. Ascher
                                              ---------------------------------
                                        Name:     Dennis R. Ascher
                                        Title:    Vice President


                                        MANAGING GENERAL PARTNERS


                                        /s/        Don L. Gevirtz
                                        ------------------------------------
                                                   Don L. Gevirtz


                                        /s/        John F. Nickoll
                                        ------------------------------------
                                                   John F. Nickoll


                                        /s/       Dennis R. Ascher
                                        ------------------------------------
                                                  Dennis R. Ascher


                                        /s/       Jeffrey T. Nikora
                                        ------------------------------------
                                                  Jeffrey T. Nikora






                              Page 15 of 15 pages.